Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 MATERIAL FACT Itaú Unibanco Holding S.A. (“Itaú Unibanco” or “Company”) advises its shareholders and the market in general that in line with the Material Fact disclosed on November 3, 2020, it has concluded internal discussions about the future of its investment in XP Inc. (“XP”), a company with its principal place of business in Cayman Islands and listed on Nasdaq. The Company’s Board of Directors has today approved the segregation of this line of business of the Itaú Unibanco conglomerate into a new company (“Newco”), by spinning off companies of the Itaú Unibanco conglomerate, with the spun off portion, representing 41.05% of the capital of XP (“Investment in XP”), being transferred to Newco. The spin-off from the Company shall be the subject of deliberations by the General Meeting of Shareholders and, once approved, the shareholders of Itaú Unibanco will thereafter also have an equity holding in Newco, whose sole asset will be the Investment in XP. The shareholders of Itaú Unibanco will in due course receive further information about the intended spin-off, in addition to all the details for their participation in the General Meeting, pursuant to Brazilian Securities Commission Instructions 481/09 and 565/15. The outstanding shares of XP held by Itaú Unibanco, representing 5% of the capital stock of XP, may be sold, as previously advised, depending on market conditions. São Paulo (SP), November 26, 2020. ALEXSANDRO BROEDEL Group Executive Finance Director and Head of Investor Relations